Ouster, Inc.

350 Treat Avenue

San Francisco, California 94110

May 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Austin Pattan

Re:	Ouster, Inc.
Registration Statement on Form S-3, as amended
File No. 333-264600

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 initially filed on May 2, 2022 (as amended, the “Registration Statement”) of Ouster, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m. Eastern Time on May 9, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,
OUSTER, INC.
By:	/s/ Adam Dolinko
Adam Dolinko
General Counsel

cc:	Angus Pacala, Ouster, Inc.

Benjamin Potter, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP